July 18, 2005



Mr. Robert J. MacDonald
Senior Vice-President, Chief Financial Officer and Secretary
Novagold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, British Columbia
CANADA  V6C 1S4

	Re:	Novagold Resources Inc.
		Form 40-F for Fiscal Year Ended November 30, 2004
Filed April 20, 2005
      File No. 1-31913


Dear Mr. MacDonald:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended November 30, 2004

Consolidated Financial Statements

Note 3 - Business Acquisition, page 14

1. In the acquisition of SpectrumGold, you have disclosed that an excess of consideration over book value acquired of $85 million has been allocated to the Galore Creek mineral property. Your discussion of the Galore Creek property in Item 3, page 11, indicates that this property does not contain a measured mineral resource. Tell us what facts and analysis you relied on to support the allocation of $85 million to the value of mineral properties as opposed to goodwill. Provide any engineering reports you believe support your conclusion.
We may have further comment.

Note 8 - Provision for Reclamation Costs, page 21

2. Provide the disclosures required under CICA Accounting
Handbook,
Section 3110 for your asset retirement obligations including the following:

* A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to liabilities incurred, liabilities settled, accretion expense, and revisions in estimated cash flow, if significant,

* The key assumptions on which the carrying amount of the asset retirement obligations are based, and

* Uncertainties affecting the measurement of a liability for asset retirement obligations.

3. Please confirm to us that any cash payment made to settle an asset retirement obligation is included as an operating cash flow item in your statement of cash flows.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Robert J. MacDonald
Novagold Resources, Inc.
July 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010